Filed by Sitio Royalties Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sitio Royalties Corp.

Commission File No. 001-38158

Date: November 10, 2022

3Q 2022 Earnings Presentation A Leading Mineral and Royalty Business November 8, 2022

. Disclaimer FORWARD-LOOKING STATEMENTS This communication contains statements that may constitute “forward-looking statements” for purposes of federal securities laws, including communication relating to proposed business combination transactions (the Merger ) between Brigham and Sitio. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “seeks,” “possible,” “potential,” “predict,” “project,” “prospects,” “guidance,” “outlook,” “should,” “would,” “will,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements include, but are not limited to, statements about expected benefits of acquisitions as well as future plans, expectations and objectives for Sitio's operations, including statements about strategy, synergies, future operations, financial position, prospects, and plans. While forward-looking statements are based on assumptions and analyses made by us that we believe to be reasonable under the circumstances, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties that could cause our actual results, performance, and financial condition to differ materially from our expectations and predictions. Additional information concerning these and other factors that may impact Sitio’s and Brigham’s expectations and projections can be found in Sitio’s periodic filings with the SEC, including Sitio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Part II, Item 1A “Risk Factors” in Sitio’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Brigham’s periodic filings with the SEC, including Brigham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Sitio’s and Brigham’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made in this news release speaks only as of the date on which it is made. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them. Sitio undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future development, or otherwise, except as may be required by law. INDUSTRY AND MARKET DATA The information, data and statistics contained herein are derived from various internal (including data that Sitio has internally collected) and external third-party sources. While Sitio believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Sitio has not independently verified the accuracy or completeness of the information provided by third party sources. No representation is made by Sitio’s management as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any information, data or statistics on past performance or modeling contained herein is not an indication as to the future performance. Sitio assumes no obligation to update the information in this presentation. BASIS OF PRESENTATION Unless otherwise noted, all net royalty acre “NRA” counts are as of 11/1/22 and gross and net well counts are as of 9/30/22. All NRA metrics shown on an 1/8ths royalty equivalent basis. During the quarter ended June 30, 2022, the Company (i) completed the merger with Falcon Minerals Corporation (“FLMN,” “Falcon Minerals” or the “Falcon Merger”), (ii) acquired approximately 29,700 net royalty acres in the Permian Basin from Foundation Minerals, a Midland- based portfolio company of Quantum Energy Partners (the “Foundation Acquisition” or “Foundation”), and (iii) entered into a definitive purchase and sale agreement to acquire over 12,200 NRAs in the Permian Basin from Momentum Minerals, a Houston-based portfolio company of funds and accounts managed or advised by affiliates of Apollo Global Management (the “Momentum Acquisition” or “Momentum”). The Momentum Acquisition closed in July 2022. Certain metrics in this presentation give effect to the Falcon Merger, the Foundation Acquisition and the Momentum Acquisition as further described herein. NON-GAAP MEASURES This presentation includes financial measures that are not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). While Sitio believes such non-GAAP measures are useful for investors, they are not measures of financial performance under GAAP and should not be considered in isolation or as an alternative to any measure of such performance derived in accordance with GAAP. These non-GAAP measures have limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of results as reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures used by other companies in our industry or across different industries. 2

. Sitio’s 3Q22 highlights Announced transformative at-market, all-stock merger with Brigham Minerals, which will form a premier consolidator of oil and gas mineral and royalty interests Closed on acquisition of over 12,200 Permian Basin NRAs from Momentum Pro forma combined average daily production of 18,571 boe/d which includes full 3Q22 results from Momentum Declared dividend of $0.72 per share of Class A common stock, a sequential increase of $0.01 per share despite a decrease of 14% in realized unhedged commodity prices Refinanced $425 million, 364-day bridge term loan with $450 million of senior unsecured notes due 2026 3

A leading oil-weighted mineral and royalty company focused on consolidation of the highly fragmented minerals sector

SITIO ROYALTIES

Sitio acquires and manages oil and gas mineral and royalty interests in U.S. shale plays with a focus on the Permian Basin

Key statistics

(all $ in mm except per share metrics)

Ticker / Exchange	STR / NYSE
Share price (as of 11/7/22)	$30.64
Equity Value (as of 11/7/22)	$2,569
Enterprise Value(1)	$3,235
3Q22 Net Income	$69
3Q22 Adjusted EBITDA(2)	$106
Dividend per share / annualized dividend yield	$0.72 / 9.4%

Pro forma 3Q22 Production and NRAs (net royalty acres)


3,626
18,571
boe / d
9,522
5,423
Oil
Gas
NGL


12,500
21,500
173,800
NRAs
139,800
Permian
Eagle Ford
Appalachia

Sitio asset footprint by county


Permian Basin
NM
TX
Eagle Ford Shale
TX
NY
Appalachia
OH
PA
NJ
WV
MD

Note: Pro forma production includes production from the Momentum Acquisition prior to the close date
(1) Enterprise value based on 11/7/22 closing STR stock price and 9/30/22 cash and debt balances
(2) For the three months ended 9/30/22. Adjusted EBITDA is a non-GAAP measure. See "Appendix" for a definition and reconciliation to the most comparable GAAP measure

4

. 3Q22 actuals vs. 2H22 guidance – Sitio standalone (1) 2H22 Guidance 3Q22 Pro forma 3Q22 Average daily production (Mboe/d) 18.0 – 19.0 18.0 18.6 Average daily production (% oil) 50.0% – 53.0% 51.1% 51.3% G&T ($/boe) $1.15 – $1.65 $1.33 $1.29 $15.0 – $16.5 $4.6 Cash G&A ($mm) N/A (annualized) (YTD $11.2) Production taxes (% of gross revenue) 7% – 9% 7% N/A Cash taxes (% of pre-tax income) 2% – 4% 2% N/A Note: Guidance and 3Q22 do not include pro forma adjustments for the Momentum Acquisition 5 (1) Pro forma 3Q22 includes a full quarter of Momentum Acquisition, which closed on 7/26/22

Compelling 3Q22 dividend, while retaining 35% of Discretionary Cash Flow . to protect the balance sheet Illustrative 3Q22 dividend at various commodity prices and (1) (2) Enterprise value vs. total 3Q22 dividends ($ mm) 65% payout ratio based on reported STR 3Q22 results $0.85 $100 $0.79 $90 $0.72 $80 $0.66 $0.59 $70 $60 $50 $40 $30 $20 $10 $- -20% -10% 3Q22A Dividend +10% +20% $- $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 (2) Realized prices : Enterprise value Oil: $75.05 $84.43 $93.81 $103.19 $112.57 Gas: $5.24 $5.90 $6.55 $7.21 $7.86 Note: Share prices as of 11/7/22 Source: FactSet and company filings as of 11/7/22 6 (1) Companies include APA, BSM, CPE, KRP, LPI, MNRL, MRO, MTDR, PDCE, SM, STR, and TPL. Total 3Q22 dividends represents aggregate cash to be paid to shareholders pursuant to companies’ announced dividend (2) All illustrative dividend amounts give effect to STR hedges in place for 3Q22. Oil and gas prices are realized prices and do not include hedging gains or losses Total 3Q22 dividends

. Sitio line-of-sight wells by operator Other Other 15.9 10.8 Net Spuds Net Permits 7 Note: Wells counts as of 9/30/22 and includes wells on all acquisitions closed to date. All wells normalized to 5,000’

. Sitio near term development Sitio total line-of-sight development 10.8 157.8 15.9 131.1 62.4 26.7 line-of-sight wells on Sitio acreage 68.7 Net PDP wells Net spuds Net permits Net total wells Net PDP wells drilled prior to 1/1/19 Net PDP wells drilled since 1/1/19 8 Note: Wells counts as of 9/30/22 and includes wells on all acquisitions closed to date. All wells normalized to 5,000’

3Q22 results driven by active organic operator development


PDP well conversions
126.8
4.1
-
-
0.2
131.1
2Q22 PDP wells
Wells TIL on legacy acreage
Acquired PDP wells
Wells TIL on acquired acreage
Other
3Q22 PDP wells
Spud conversions
14.4
(4.0)
5.7
-
(0.2)
15.9
2Q22 spuds
Spuds converted to PDP
New spuds on legacy acreage
Acquired spuds
Other
3Q22 spuds
Permit conversions
12.4
(3.9)
3.5
-
(1.2)
10.8
2Q22 permits
Permits converted to spuds or PDP
New permits on legacy acreage
Acquired permits
Other
3Q22 permits

Note: Well counts as of 9/30/22 and include wells on all acquisitions closed to date in 2022. All wells normalized to 5,000'. Although the Momentum Acquisition occurred in 3Q22, its net wells on acreage are included in the 2Q22 PDP, spuds, and permits

9

Sitio has meaningfully increased its acreage footprint since 2Q21 with significant core Permian acquisitions

6/1/21 Permian Basin map

- ~50,000 NRAs as of 6/1/21
- Exclusively owned in the Delaware Basin
- Largest acquisition to date was ~7,300 NRAs



Eddy
Lea
Gaines
Dawson
Borden
Andrews
Martin
Howard
Loving
Winkler
Ector
Midland
Glasscock
Culberson
Reeves
Ward
Crane
Upton
Reagan
Pecos
Jeff Davis
Crockett

■ Sitio Royalties (6/1/21)

12/31/21 Permian Basin map

- ~106,000 NRAs as of 12/31/21
- Expanded into Midland Basin and more than doubled Permian footprint in the next 7 months
- Largest acquisition to date was ~25,500 NRAs



Eddy
Lea
Gaines
Dawson
Borden
Andrews
Martin
Howard
Glasscock
Loving
Winkler
Ector
Midland
Culberson
Reeves
Ward
Crane
Upton
Reagan
Pecos
Jeff Davis
Crockett

■ Sitio Royalties (6/1/21)
■ Acquisitions closed 6/1/21 - 12/31/21

Current Permian Basin map

- ~139,800 current Permian NRAs
- Acquired Foundation Minerals and Permian assets of Momentum to increase Permian NRAs by ~32,100



Eddy
Lea
Gaines
Dawson
Borden
Andrews
Martin
Howard
Glasscock
Loving
Winkler
Ector
Midland
Culberson
Reeves
Ward
Crane
Upton
Reagan
Pecos
Jeff Davis
Crockett

■ Sitio Royalties (1/1/22)
■ Acquisitions closed in 2022

Sitio and Brigham Permian Basin map

- Pending Brigham Acquisition would increase Permian footprint by ~43,000 NRAs
- New Permian NRA total would increase to ~183,000



Eddy
Lea
Gaines
Dawson
Borden
Andrews
Martin
Howard
Glasscock
Loving
Winkler
Ector
Midland
Culberson
Reeves
Ward
Crane
Upton
Reagan
Pecos
Jeff Davis
Crockett

■ Sitio Royalties (10/22/22)
■ Brigham Minerals

10

. Continuing Sitio’s successful consolidation track record Change in NRAs by public mineral peers (1) Sitio NRAs since inception: 185+ acquisitions to date since year end 2018 (Cumulative NRAs) (NRAs acquired by quarter) (% NRA increase) STR + MNRL: 259,875 100,000 250,000 598% 90,000 80,000 Cumulative NRAs 200,000 NRAs acquired by quarter 70,000 60,000 150,000 50,000 40,000 100,000 30,000 O v e r 1 9 5 , 0 0 0 N R A s e v a l u a ted f o r 20,000 50,000 a c q u i s i t ion , b u t 80% b i d / a s k s p r ea d w a s t o o w i d e 10,000 14% - - - 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q MNRL (11%) + 2017 2018 2019 2020 2021 2022 Peer 1 Peer 2 Peer 3 Peer 4 Note: Brigham Merger has not closed and is still pending 11 (1) Peers comprised of BSM, KRP, TPL, and VNOM. BSM NRAs only include NRAs in Black Stone Resource Plays as defined in BSM’s publicly filed documents

. Acquisitions drive improvements in Sitio’s scalable cost structure (1) Significant Cash G&A ($/boe) reduction while well count grows ~10.8x (NRAs) (Cash G&A $/boe) 300,000 $5.00 $4.45 259,875 $4.50 250,000 $4.00 $3.50 200,000 173,800 $3.00 161,600 150,000 $2.50 $2.13 $2.00 $2.37 100,000 $1.50 $1.84 49,500 $1.00 50,000 $0.50 - - (1) (2) (3) 2020 1H22 FLMN Pro Forma STR 2Q Pro Forma 3Q STR + MNRL Pro Forma 13,046 Gross Wells 2,438 14,229 26,328 32 Employees 24 34 49 (1) Cash G&A is a non-GAAP measure. 1H22 pro forma Cash G&A / boe is based on Sitio’s reported 1H22 G&A less one-time transaction costs and non-cash share-based compensation and pro forma 1H22 production assuming a full half of FLMN production. Sitio’s 1H22 actual Cash G&A is not inclusive of any stock-based compensation, one-time transaction costs or any FLMN Cash G&A costs incurred prior to closing (2) STR 2Q pro forma for FLMN, Foundation, and Momentum acquisitions 12 (3) Well count and NRAs include all acquisitions closed and announced to date in 2022. Cash G&A / boe is based on Sitio and Brigham’s pro forma annualized cash G&A guidance midpoint for the 12 months ending 6/30/23 and 3Q22 combined pro forma production, which includes a full quarter of Momentum production

. Sitio’s financial philosophy and pro forma capitalization Focused on maximizing value and maintaining balance sheet strength Financial philosophy Capitalization $ in millions • Generate robust free cash flow ✓ As reported (1) • Retain up to 35% of Discretionary Cash Flow to protect balance sheet ✓ 9/30/22 and maintain liquidity Cash $11 • Target leverage <1x; expect to hedge cash acquisitions made in a ✓ Revolving credit facility 227 commodity price environment above mid-cycle pricing (2) Senior unsecured notes 450 • Maintain underwriting discipline for accretive acquisitions funded with a ✓ Total debt $677 prudent mix of equity, retained cash flow, and debt Net debt $666 • Maintain conservative and financially flexible capital structure ✓ Borrowing base $300 Liquidity $84 (1) Discretionary Cash Flow defined as Adjusted EBITDA less cash interest and cash taxes 13 (2) Senior unsecured notes balance as of 9/30/22 represents face value

Combined company will maintain Sitio’s balanced . capital allocation framework Sitio expects to pay Sitio expects to a dividend of at least retain up to 65% 35% (1) (1) of its Discretionary Cash Flow of its Discretionary Cash Flow to shareholders SITIO CAPITAL • Management team is incentivized 65% 35%• First priority for retained cash ALLOCATION to maximize dividends and stock is to protect the balance sheet price appreciation • Retained cash also allows Sitio • Direct alignment of interests to opportunistically make cash with public shareholders without acquisitions limiting financial flexibility (1) Discretionary Cash Flow defined as adjusted EBITDA less cash interest and cash taxes 14

. Sitio’s governance model provides strong alignment with shareholders • Board and management • Incentive compensation is 100% compensation is structured to drive equity based, with emphasis on total long-term shareholder returns total shareholder return instead of relative returns or growth with no • Capital allocation policy prioritizes relationship to shareholder returns BEST IN CLASS return of capital to shareholders while preserving balance sheet GOVERNANCE • Experienced, dedicated management strength using retained cash team is 100% focused on STR’s MODEL business Incentivizes Board and Management to Optimize Shareholder Returns • 6 of 7 members of the current Board of directors are independent. Following completion of the Brigham Merger, new Board will be made up of 5 Sitio nominees and 4 Brigham nominees • Director compensation is substantially all equity 15

. Leading example of environmental and social responsibility ENVIRONMENTAL SOCIAL • Zero environmental liabilities• Employee base and Board reflective of a culture that values diversity • No scope 1 and negligible scope 2 emissions • 50% of Sitio’s current employees are women • Sitio’s lease form provides an economic disincentive for flaring gas• 4 out of 7 current board members are diverse • Target leasing minerals to operators with strong • Management team and employees have experience environmental track records across the oil and gas value chain to provide unique perspectives on minerals 16

. Sitio investment thesis Mineral and royalty interest ownership provides unique, cost advantaged oil and gas exposure and the highest free cash flow margins in the oil & gas value chain Well-positioned as a natural aggregator in a highly fragmented space, with a proven strategy for meaningful, returns-focused consolidation Premier asset base focused at the front end of operators’ cost curves, supported by a core Permian Basin footprint and exposure to major U.S. oil & gas plays Disciplined capital allocation focused on value creation and returns with target long-term leverage <1.0x and prudent hedging strategy for cash acquisitions Best-in-class governance model led by experienced Board and management 17

Brigham Update 18

Sitio and Brigham are merging, combining two high-quality businesses with a shared vision of minerals consolidation and best-in-class governance

SITIO ROYALTIES

Key events and transaction update

- Merger announced on 9/6/22
- Initial Form S-4 filed with the SEC on 10/11/22
- After SEC review period, materials will be mailed to MNRL shareholders
- Voting to occur approximately 20 business days after materials are mailed
- Merger expected to close in 1Q23

Pro forma Permian Basin asset DSU footprint


Gaines
Dawson
Borden
Scurry
Lea
Eddy
Andrews
Martin
Mitchell
Howard
Glasscock
Winkler
Ector
Sterling
Loving
Midland
Culberson
Ward
Crane
Tom Green
Irion
Reeves
Upton
Reagan
Pecos
Jeff Davis
Sitio
Brigham

	Sitio standalone total	Combined total	Combined Permian
Net royalty acres (NRAs)	173,800	259,875	183,085
3Q22 pro forma production (boe/d)	18,571	33,571	24,592
% oil / % liquids	51% / 71%	51% / 72%	54% / 76%

Note: MNRL NRAs include the Avant Acquisition. All STR metrics include the Momentum Acquisition. 3Q22 pro forma production and % oil / % liquids do not include Avant

19

. Pro forma combined company inventory Gross 5k’ normalized remaining inventory – 46,931 Total Net 5k’ normalized remaining inventory – 387.9 Total Avalon / Avalon / AVALON_BS_1 AVALON_BS_1 First Bone Spring First Bone Spring Second Bone Spring 2ND_BS 2ND_BS Second Bone Spring Third Bone 3RD Spr_ ing BS 3RD_BS Third Bone Spring Wolfcamp XY WC_XY Wolfcamp WC_XY XY Wolfcamp A WC_A WC_A Wolfcamp A Wolfcamp WC_B B WC_B Wolfcamp B Wolfcamp C WC_C WC_C Wolfcamp C Wolfcamp WC_D D WC_D Wolfcamp D Middle SprabM er S rS y MSS Middle Spraberry Lower Spraberry LSS LSS Lower Spraberry Wolfcamp WC_A A WC_A Wolfcamp A Wolfcamp WC_B B WC_B Wolfcamp B DJ DJ DJ DJ Eagle FoEF rd EF Eagle Ford Pro forma Delaware Basin Pro forma Delaware Basin Wil Wliston illiston Williston Williston Pro forma Midland Basin Pro forma Midland Basin Appalac Appalach hia ia Appalachia Appalachia Non-Permian Sitio Non-Permian Sitio Non-Permian Brigham Ana M did aC rko on MidCon Non-Permian Brigham Anadarko - 1,000 2,000 3,000 4,000 5,000 6,000 - 10 20 30 40 50 60 20 Note: Remaining inventory as of 10/21/22 MIDLAND DELAWARE MIDLAND DELAWARE

. Sitio and Brigham pro forma remaining Permian inventory by DSU 21 Note: The map is normalized remaining locations on a 1-mile wide DSU basis as of 10/21/22

Combined company financial and operational guidance . for twelve months ending 6/30/23 Production % Oil Cash G&A (annual) 49% – 51% $22.0 – $23.0 mm 32,750 – 34,250 boe/d (1) G&T ($ / boe) Production taxes Cash tax rate (% of gross revenue) $1.25 – $1.75 6% – 8% 10% – 12% 22 (1) Percent of pre-tax income attributable to pro forma STR and MNRL combined

Appendix 23

Sitio’s risk management strategy is designed to protect returns on cash . acquisitions made in commodity price environments above mid-cycle pricing Hedging methodology Hedging summary as of 9/30/22 Oil (NYMEX WTI) • Utilization of hedging as a risk management 4Q22 2023 2024 1H25 strategy to support returns on cash acquisitions Swaps that have been underwritten when pricing Bbl per day 2,200 3,050 3,300 1,100 exceeds mid-cycle pricing Average Price ($/Bbl) $106.31 $93.71 $82.66 $74.65 Collars Bbl per day - - - 2,000 • Another element of our capital allocation Average Call ($/bbl) - - - $93.20 Average Put ($/bbl) - - - $60.00 framework designed to balance the return of Gas (NYMEX Henry Hub) capital to shareholders while preserving the 4Q22 2023 2024 1H25 ability to drive down leverage over time Swaps MMBtu per day 500 500 500 - Average price ($/MMBtu) $4.63 $3.83 $3.41 - • Entered into oil and gas hedging contracts for Collars each of our last four cash acquisitions, including MMBtu per day 6,000 8,500 11,400 11,600 the Foundation Acquisition and Momentum Average Call ($/MMBtu) $9.69 $7.93 $7.24 $10.34 Average Put ($/MMBtu) $6.00 $4.82 $4.00 $3.31 Acquisition • No hedges planned for all-stock Brigham Merger 24

. Delaware Basin overview (1) Acreage footprint by drilling spacing unit Asset summary Delaware NRAs 110,300 Average horizontal NRI 1.0% Normalized net wells spud since 1/1/19 38.4 Normalized net spuds and permits 14.4 (2) Top operators (1) Metrics pro forma for all acquisitions closed to date. Does not include Brigham Merger 25 (2) Top operators based on publicly reported production data for the quarter ending 9/30/22

. Midland Basin overview (1) Acreage footprint by drilling spacing unit Asset summary Midland NRAs 29,300 Average horizontal NRI 0.4% Normalized net wells spud since 1/1/19 23.2 Normalized net spuds and permits 9.9 (2) Top operators (1) Metrics pro forma for all acquisitions closed to date. Does not include Brigham Merger 26 (2) Top operators based on publicly reported production data for the quarter ending 9/30/22

. Eagle Ford Shale overview Acreage footprint by drilling spacing unit Asset summary Eagle Ford NRAs 21,800 Average horizontal NRI 1.2% Normalized net wells spud since 1/1/19 8.6 Normalized net spuds and permits 2.4 (1) Top operators 27 (1) Top operators based on publicly reported production data for the quarter ending 9/30/22. Does not include Brigham Merger

. Appalachia Basin overview Acreage footprint by drilling spacing unit Asset summary Appalachia NRAs 12,400 Average horizontal NRI 0.5% Normalized net wells spud since 1/1/19 0.9 Normalized net spuds and permits 0.0 (1) Top operators Sitio 28 (1) Top operators based on publicly reported production data for the quarter ending 9/30/22. Does not include Brigham Merger

. Non-GAAP definitions and reconciliations Adjusted EBITDA ($ 000) Discretionary Cash Flow ($ 000) Three Months Ended Three Months Ended September 30, September 30, 2022 2022 Net income Cash flow from operations $ 69,011 $ 82,644 Interest expense, net 14,986 Interest expense, net 14,986 Income tax expense 2,561 Income tax expense 2,561 Deferred tax expense (2,512) Depreciation, depletion and amortization 32,005 Changes in operating assets and liabilities 8,692 Amortization of deferred financing costs and long-term debt discount EBITDA (3,662) $ 118,563 One-time transaction costs 3,599 Non-cash share-based compensation expense $ 3,969 Adjusted EBITDA $ 106,308 Gains on unsettled derivative instruments (31,954) Less: Change in fair value of warrant liability (536) Cash interest expense 11,516 Cash taxes 1,389 Loss on debt extinguishment $ 11,487 Discretionary Cash Flow $ 93,403 One-time transaction costs $ 3,599 Write off of financing costs 1,180 Adjusted EBITDA $ 106,308 • Sitio defines Adjusted EBITDA as net income (loss) plus (a) interest expense, (b) provisions for taxes, (c) depreciation, depletion and amortization, (d) non-cash • Sitio defines Discretionary Cash Flow as Adjusted EBITDA less cash interest share-based compensation expense, (e) impairment of oil and natural gas expense and cash taxes properties, (f) gains or losses on unsettled derivative instruments, (g) change in fair value of the warrant liability, (h) write off of deferred offering costs, (i) management fee to affiliates, (j) loss on debt extinguishment (k) one-time transaction costs and (l) write off of financing costs 29

. Non-GAAP definitions and reconciliations (cont’d) Cash G&A ($ 000) Three Months Ended September 30, 2022 General and administrative expense $ 13 ,381 Less: Non-cash share-based compensation expense 3, 969 One-time transaction costs 3,599 Write off of financing costs 1,180 Cash G&A $ 4, 633 • Sitio defines Cash G&A as general and administrative expense less (a) non-cash share-based compensation expense (b) one-time transaction costs and (c) write off of financing costs 30

Contact Information Corporate Headquarters: Ross Wong 1401 Lawrence Street, Suite 1750 Senior Director of Corporate Finance Denver, CO 80202 and Investor Relations Houston Office: Phone: 609 Main Street, Suite 3950 (720) 640-7647 Houston, TX 77002 Email: IR@sitio.com 31

Forward-Looking Statements

This communication relates to a proposed business combination transactions (the “Merger”) between Brigham and Sitio and the information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Merger between Sitio and Brigham, the likelihood that the conditions to the consummation of the Merger will be satisfied on a timely basis or at all, Sitio’s and Brigham’s ability to consummate the Merger at any time or at all, the benefits of the Merger and the post-combination company’s future financial performance following the Merger, as well as the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Sitio’s and Brigham’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Sitio and Brigham disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Sitio and Brigham caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Sitio and Brigham. These risks include, but are not limited to, the post-combination company’s ability to successfully integrate Sitio’s and Brigham’s businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that Sitio or Brigham will not, or that following the Merger, New Sitio will not, be able to retain and hire key personnel; the risk associated with Sitio’s and Brigham’s ability to obtain the approvals of their respective stockholders required to consummate the Mergers and the timing of the closing of the Merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; Sitio’s ability to finance the combined company (including the repayment of certain of Brigham’s indebtedness) on acceptable terms or at all; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Sitio’s and Brigham’s management’s time on transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Sitio’s and Brigham’s expectations and projections can be found in Sitio’s periodic filings with the SEC, including Sitio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Part II, Item 1A “Risk Factors” in Sitio’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Brigham’s periodic filings with the SEC, including Brigham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Sitio’s and Brigham’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Merger, New Sitio filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Brigham, a consent solicitation statement of Sitio and a prospectus of New Sitio. The Merger will be submitted to Brigham’s stockholders for their consideration. Brigham, Sitio and New Sitio may also file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/proxy statement/prospectus will be mailed to the shareholders of Brigham and Sitio. This document is not a substitute for the registration statement and consent solicitation statement/proxy statement/prospectus that New Sitio filed with the SEC or any other documents that Brigham, Sitio or New Sitio may file with the SEC or send to stockholders of Brigham or Sitio in connection with the Merger. INVESTORS AND STOCKHOLDERS OF BRIGHAM AND SITIO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and shareholders may obtain free copies of the registration statement and the consent solicitation statement/proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Brigham, Sitio or New Sitio, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Sitio, Brigham and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brigham’s stockholders in connection with the Merger. Information regarding the directors and executive officers of Brigham is set forth in Brigham’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2022. Information regarding the directors and executive officers of Sitio is set forth in Sitio’s Definitive Proxy Statement on Schedule 14A for its Special Meeting of Stockholders, which was filed with the SEC on May 5, 2022, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the registration statement, the consent solicitation statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

Industry and Market Data

The information, data and statistics contained herein are derived from various internal (including data that Sitio has internally collected) and external third-party sources. While Sitio believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Sitio has not independently verified the accuracy or completeness of the information provided by third party sources. No representation is made by Sitio’s management as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any information, data or statistics on past performance or modeling contained herein is not an indication as to the future performance. Sitio assumes no obligation to update the information in this presentation.

Basis of Presentation

Unless otherwise noted, all NRA counts are as of 11/01/22 and gross and net well counts are as of 09/30/22. All NRA metrics shown on an 1/8ths royalty equivalent basis. During the quarter ended June 30, 2022, the Company (i) completed the merger with Falcon Minerals Corporation (“FLMN,” “Falcon Minerals” or the “Falcon Merger”), (ii) acquired approximately 29,700 net royalty acres in the Permian Basin from Foundation Minerals, a Midland-based portfolio company of Quantum Energy Partners (the “Foundation Acquisition” or “Foundation”) and (iii) entered into a definitive purchase and sale agreement to acquire over 12,200 NRAs in the Permian Basin from Momentum Minerals, a Houston-based portfolio company of funds and accounts managed or advised by affiliates of Apollo Global Management (the “Momentum Acquisition” or “Momentum”). The Momentum Acquisition closed in July 2022. Certain metrics in this presentation give effect to the Falcon Merger, the Foundation Acquisition and the Momentum Acquisition as further described herein.

Non-GAAP Measures

This presentation includes financial measures that are not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). While Sitio believes such non-GAAP measures are useful for investors, they are not measures of financial performance under GAAP and should not be considered in isolation or as an alternative to any measure of such performance derived in accordance with GAAP. These non-GAAP measures have limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of results as reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures used by other companies in our industry or across different industries.